Mail Stop 4561

December 21, 2007

John R. Ward
Teknik Digital Arts, Inc.
P.O. Box 2800-314
Carefree, Arizona 85377

Re: **Teknik Digital Arts, Inc.**
**Amendment No. 2 to Registration Statement on Form SB-2**
**Filed on November 29, 2007**
**File No. 333-143925**
**Form 10-KSB for Fiscal Year Ended September 30, 2006**
**File No. 000-51253**

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Amendment No. 2 to Registration Statement on Form SB-2

Selling Securityholders, page 16

1.    You reflect Dutchess Private Equities Fund, Ltd. as owning zero shares of common stock prior to the offering and 12,500,000 shares of common stock, or 46% of the outstanding shares, after the offering. It would appear that Dutchess would own 12,500,000 shares of common stock prior to the offering and zero shares of common stock after the offering. Please advise.

Part II - Information not Required in the Prospectus

Item 28.  Undertakings, page II-2

2.    We reissue comment 9 of our letter dated October 30, 2007. Please include the entire undertaking set forth in Item 512(a)(1) of Regulation S-B, exactly as it appears in that item.

Form 10-KSB for Fiscal Year Ended September 30, 2006

Item 5.  Market for Common Stock and Related Stockholder Matters, page 8

3.      Refer to comment 10 of our letter dated October 30, 2007 and comment 29 of our letter dated July 20, 2007. Those comments relate to disclosure regarding the market for your common stock and related stockholder matters. See the caption immediately above the present comment. In response to comment 10 of our letter dated October 30, 2007 (similarly captioned), you state that you have already responded to this comment, but you refer to provisions regarding safe harbors for forward-looking statements. Please confirm that you will include all the information required by Item 201 of Regulation S-B (Market for Common Stock and Related Stockholder Matters) in future annual reports on Form 10-KSB.

        As appropriate, please amend your registration statement in response to these comments.  Please provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  We may have additional comments after reviewing your amendment and responses to our comments.

        Please address all questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

                                                Sincerely,


                                                Mark P. Shuman
                                                Branch Chief-Legal


cc:     Via facsimile:  (480) 606-5528
        Gregory R. Hall, Esq.
        DLA Piper US LLP